LEGACY CAPITAL FUND, INC.
Statements of Operations
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenues		
Investment Banking	$ -	$ 90,000
Interest Income	-	-
Total Revenues	-	90,000
Expenses		
Professional and Management Services	-	80,000
Total Expenses	-	80,000
Net Income	$ -	$ 10,000

The accompanying notes are an integral part of these financial statements.